Exhibit 21.1

Subsidiary	Jurisdiction
GWE Solar-Storage HI 1, LLC	Delaware
Hawaii Clean Energy, LLC	Hawaii
HGC Holdings LLC	Hawaii
HGC Investment Corporation	Delaware
Macquarie HGC Investment LLC	Hawaii
MIC Hawaii Holdings, LLC	Hawaii
MIC Hawaii Thermal Holdings, LLC	Hawaii
OTWC HI2 LLC	Delaware
SEH Waihonu Holdings, LLC	Hawaii
SW Cogen Project LLC	Hawaii
The Gas Company, LLC	Hawaii
Waihonu Equity Holdings LLC	Hawaii
Waihonu North LLC	Hawaii
Waihonu South LLC	Hawaii